FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending February 18, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 18, 2004                                   By: Victoria Llewellyn
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


13 February 2004              Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 7,254 Ordinary Shares in the Company to participants in the SmithKline Beecham
                              Employee Share Option Plan 1991.

                              Abacus (GSK) Trustees Limited, as trustee of the GSK Trust, sold 18,920 Ordinary Shares in the Company on behalf of participants in the SmithKline Beecham Mid-Term Incentive Plan at a price of (pound)11.06 per share.

                              Abacus (GSK) Trustees Limited, as trustee of the GSK Trust, transferred 42,730 Ordinary Shares in the Company to participants in the SmithKline Beecham Mid-Term Incentive Plan.

The Company was advised of these transactions on 16 February 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
16 February 2004

                              Director's Interests

The Administrators of the GlaxoSmithKline US Retirement Savings Plan notified GlaxoSmithKline plc and the under-mentioned Directors on 16 February 2004 of an increase in their interests in Ordinary Share ADRs on 13 February 2004 at a price of $42.52 per share:-


Dr J P Garnier              43
Dr T Yamada                 37

S M Bicknell
Company Secretary
17 February 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 16 February 2004, that as a result of movement in the fund on 13 February 2004, the number of Ordinary Share ADRs held by the fund had increased from 18,460,173 to 18,505,813 at an average price of $42.52.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

17 February 2004

17 February 2004

                               GlaxoSmithKline PLC

GlaxoSmithKline plc announces that today, in accordance with the authority granted by shareholders at the Annual General Meeting on 19 May 2003 , it purchased for cancellation 900,000 of its ordinary shares at a price of 1091.3635p per share.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


17 February 2004              Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), converted 190,282 Ordinary Shares in the Company to 95,141 ADSs which were subsequently transferred to participants in the
                              GlaxoSmithKline Performance Share Plan.

17 February 2004              Abacus (GSK) Trustees Limited, as trustee of the
                              GSK Trust, transferred 277,348 Ordinary Shares in the Company to participants in the GlaxoSmithKline Performance Share Plan.

17 February 2004              Abacus Corporate Trustee Limited, as trustee of
                              the GlaxoSmithKline US Trust, ("GSK US Trust"), transferred 3,913 ADSs in the Company to participants in the GlaxoSmithKline Performance
                              Share Plan.


The Company was advised of these transactions on 18 February 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

The GSK US Trust is a grantor trust of which all employees or former employees of SmithKline Beecham Corporation and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Dr T Yamada are therefore interested in the shares held in the GSK US Trust from time to time in the same way as other employees or former employees of SmithKline Beecham Corporation and its subsidiaries.


S M Bicknell
Company Secretary
18 February 2004